RE: Greetings



Richard Pate
To Tristan Elliott

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Mon 24/01/2022 6:10 PM

Hey there Tristan, how's things? I hope you and your family are all managing to stay safe.

Just wanted to let you know we've kicked off our crowdfunding round, where people can own a share of the company. We are thrilled to invite our supporters to become part of the next big thing: helping people all round the world eat locally by harvesting at home 🌱 You can become a stakeholder in our company 📈 and participate in our growth as we get ready to scale up and take the HAP to more people across the world 🌏, supporting organic food production and helping people eat healthier while reducing their impact on the environment. Check out our Wefunder pitch to see the details https://wefunder.com/hydroartpod (See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure) Our page is a good place to get a look at where we are and where we're going.

Obviously we'd love to have you invest in us and join us on the journey, but even if not, you can still help by getting the word out to anyone in your network who you think might be interested in joining us. Alternatively, you could reserve a HAP at a special pre-launch discounted price of US$699 (a 36% saving against the MSRP of $1099). Not quite your opening bargaining position but a pretty decent deal nonetheless 😆

Cheers.

Richard

Hey there



Richard Pate
To phil.leung1@gmail.com

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Mon 24/01/2022 10:08 PM

You forwarded this message on 26/01/2022 9:49 AM.

Hi Phil, how's things mate? I dropped you a WhatsApp but I only have your UAE number and there's a small chance it's no longer active

How's it going in the Emerald Isle? Slotted in with the locals well by developing a nice little drinking habit yet? I bet it's a great place to live. Though not because of the weather. Hope you and the family are staying safe. We're all fine, haven't become a statistic yet so that's something. Enjoying another nice winter here, though TBH it's been quite cool and blowy since the start of the year.

I bumped into a few former colleagues at AD Sustainability Week event last week – Peter Allegretti, Kevin Cramb, Kai Ling, Kim Hardaker. Good to have chats with them. They seem happy enough with where EY is at these days, apparently the culture is better than it used to be. (You're welcome . Though maybe it got better because I left?? Hmmm)

Business is coming along. We've been going flat out here, really starting to get to an exciting point of the business as we get ready for launch (we've started pre-launch). We've also kicked off our crowdfunding round, where people can own a share of the company. We are thrilled to invite our supporters to become part of the next big thing: helping people all round the world eat locally by harvesting at home You can become a stakeholder in our company and participate in our growth as we get ready to scale up and take the HAP to more people across the world , supporting organic food production and helping people eat healthier while reducing their impact on the environment. Check out our Wefunder pitch to see the details https://wefunder.com/hydroartpod (See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure) Our page is a good place to get a look at where we are and where we're going. All feedback warmly welcomed.

Obviously we'd love to have you invest in us and join us on the journey, but even if not, you can still help by getting the word out to anyone in your network who you think might be interested in joining us. Obvs, our appreciation for your support is not tied to an investing decision and in fact I'll buy our next beer together regardless, howzat for generous!

Cheers Phil.

Richard


Your journey begins here.

RE: HydroArtPod

Richard Pate
To Tom Cashel

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Tue 25/01/2022 2:36 PM

You replied to this message on 15/02/2022 4:03 PM.

Hi there Tom, how are you doing mate? It's been over a year already since our last emails, crazy! Hope you and the family have managed to stay safe? Fortunately we have dodged it so far......

How's business treating you – all ok I hope?

Quick update on the HydroArtPod: We've been busting our butts for 2 years now and are finally within touching distance of launching! We are just about to take delivery of our first production units, so that's pretty cool. Next is getting our product certifications done and getting the sales cycle started with retailers and corporates in our key markets (US, Canada, Europe, Australia, Middle East).



We are getting some good exposure through various events such as UN Global Goals Week last week in Expo Dubai, with the UN Deputy Secretary General and UAE Minister of Climate Change & Environment very interested to learn about the HydroArtPod. We have started our pre-launch and are getting good traction - people are reserving units from all those markets I mentioned plus Singapore, HK and a few more. So it's a decent start.

Plus we have just kicked off our crowdfunding round - equity crowdfunding via Wefunder, which you may have heard of. We have continued to attract angel investors but also wanted to open it out a bit more.
Our aim is to help people all round the world eat locally by harvesting at home 🌱 You can become a stakeholder in our company and participate in our growth as we get ready to scale up and take the HAP to more people across the world 🌍, supporting organic food production and helping people eat healthier while reducing their impact on the environment.

Take a look at our page, it's a good overview of where we are now and where we are going https://wefunder.com/hydroartpod. We're in "testing the waters phase" so I need to include this legal disclosure.

Perhaps you might be interested in investing and joining us on our journey? Obviously we'd be delighted! But even if not, you may be able to help by getting the message to anyone you think might find this an interesting idea. If you'd like to talk it through more, I'm very happy to tee up a time. Irrespective of anything else, I appreciate your support as we launch and look to scale quickly.

Cheers.

HydroArtPod
61 followers
2mo •

This is huge. HydroArtPod is thrilled to invite you to become part of the next big thing: helping people all round the world eat locally by harvesting at home 🌱
Become a stakeholder in our company and participate in our growth as we get ready to scale up and take the HAP to more people across the world 🌍, supporting organic food production and helping people eat healthier while reducing their impact on the environment.

Check out our Wefunder pitch to see the details https://lnkd.in/dY93DjyK

#hydroartpod #harvestathome #wefunder #hydroponics #environment

(See here for important legal disclosures: https://lnkd.in/g7SvRQN)



Invest in HydroArtPod: AI-driven indoor garden to grow organic produce in your home | Wefunder

wefunder.com • 5 min read

3

1 comment • 5 shares

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24/01/2022

Invest in HydroArtPod: AI-driven indoor garden to grow organic produce in your home | Wefunder

AI-driven indoor garden to grow organic produce in your home

wefunder.com

Hey there Dan. How's it going mate? Hope you guys are staying safe. We'eve been going flat out here, really starting to get to an exciting point of the business as we get ready for launch (we've startede pre-launch). We've also kicked off our crowdfunding round, where people can own a share of the company. We are thrilled to invite our supporters to become part of the next big thing: helping people all round the world eat locally by harvesting at home 🌱 You can become a stakeholder in our company 📈 and participate in our growth as we get ready to scale up and take the HAP to more people across the world 🌍, supporting organic food production and helping people eat healthier while reducing their impact on the environment. Check out our Wefunder pitch to see the details https://wefunder.com/hydroartpod (See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure) Our page is a good place to get a look at where we are and where we're going. All feedback warmly welcomed.

Obviously we'd love to have you invest in us and join us on the journey, but even if not, you can still help by getting the word out to anyone in your network who you think might be interested in joining us. Obvs, our appreciation for your support is not tied to an investing decision and in fact I'll buy our next beer together regardless 🙂 Cheers

6:25 pm

Nice one mate, let me take a look. Glad to hear you've reached this milestone! 💪

6:44 pm

4:20 pm

Testing the waters legal disclosure. - Wefunder

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit

help.wefunder.com

We're also kicking off a crowdfunding round, where people can own a share of the company. This is huge. We're delighted to invite you to become part of the next big thing: helping people all round the world eat locally by harvesting at home 🌱 Become a stakeholder in our company 📈 and participate in our growth as we get ready to scale up and take the HAP to more people across the world 🌍, supporting organic food production and helping people eat healthier while reducing their impact on the environment. Check out our Wefunder pitch to see the details www.wefunder.com/hydroartpod (See here for important legal disclosures - https://help.wefunder.com/testing-the-waters-legal-disclosure)

4:22 pm

Obviously we'd love to have you guys invest in us and join us on the journey, but even if not, you can still help by getting the word out to anyone in your network who you think might be interested in joining us. If you're happy to do that, something like this could do the job:

"Super excited that my friend Richard is working on the next big thing: helping people all round the world eat locally by harvesting at home 🌱 This is huge and I love this idea so I thought I'd share it with you! If you find the idea interesting too you can check out his Wefunder pitch to see the details www.wefunder.com/hydroartpod. You could become a stakeholder in his company 📈 and participate in their growth as they get ready to scale up and take the solution to more people across the world 🌍, supporting organic food production and helping to lowering the cost of eating healthier while reducing their impact on the environment."

Obviously feel free to tweak it however you like. If you wanted to talk any of it through, I'd be delighted to go into it more. Obvs our appreciation of your support is in no way tied to whether you invest – we are happy to already have you on our team! 😁

4:24 pm

24/01/2022

Hi Theresa, hope you guys are well. Quick update from our end. Things are hotting up with the HAP – we've had some good exposure at Expo the weekend before last (#2 in the UN was also there and both she and the UAE Minister for Climate Change & Environment were very interested to see it).

3:53 pm

Invest in HydroArtPod: AI-driven indoor garden to grow organic produce in your home | Wefunder

AI-driven indoor garden to grow organic produce in your home

wefunder.com

We've also kicked off our crowdfunding round, where people can own a share of the company. We are thrilled to invite our supporters to become part of the next big thing: helping people all round the world eat locally by harvesting at home 🌱 You can become a stakeholder in our company 📈 and participate in our growth as we get ready to scale up and take the HAP to more people across the world 🌍, supporting organic food production and helping people eat healthier while reducing their impact on the environment. Check out our Wefunder pitch to see the details https://wefunder.com/hydroartpod (See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure) Our page is a good place to get a look at where we are and where we're going.

Obviously we'd love to have you invest in us and join us on the journey, but even if not, you can still help by getting the word out to anyone in your network who you think might be interested in joining us. Naturally, our appreciation for your support is not tied to investing 🙂 We are already so happy to have you as part of our team! Cheers

3:54 pm

RE: HydroArtPod Pre-Orders are now open!



Richard Pate
To Eswar Mani

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Tue 25/01/2022 12:02 PM

Hi there Eswar, another new year rolls by..... 😁 I hope you're doing well - and staying safe. Happy to report we are all ok here. Just wanted to give you a quick update on our progress.

After 2 years of product development we are just about to take delivery of our first production units, so that's pretty cool. Next is getting our product certifications done and getting the sales cycle started with retailers and corporates in our key markets (US, Canada, Europe, Australia, Middle East). We are starting to get some good exposure through various events such as UN Global Goals Week last week in Expo Dubai, with the UN Deputy Secretary General and UAE Minister of Climate Change & Environment very interested to learn about the HydroArtPod. The Minister is actually quite a fan (she's seen it previously) and we will prioritise getting one into her office – hopefully she may want to see more in govt offices! We have started our pre-launch and are getting good traction - people are reserving units from all those markets I mentioned plus Singapore and a few more. So it's a decent start.

Plus we have just kicked off our crowdfunding round - equity crowdfunding via Wefunder, which I'm sure you've heard of. We have continued to attract angel investors but also wanted to open it out a bit more. Take a look at our page, it's a good overview of where we are now and where we are going https://wefunder.com/hydroartpod. We're in testing the waters phase so I need to include this: https://help.wefunder.com/testing-the-waters-legal-disclosure).

Perhaps you might be interested in joining us in our journey? Obviously we'd be delighted! But even if not, you may be able to help by getting the message to anyone you think could be interested. In any case, I appreciate your support as we launch and scale.

Best regards,

Richard

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